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                                                                EXHIBIT NO. 99.1


    ALTAREX ANNOUNCES FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL YEAR 2001


WALTHAM, Mass., Feb. 26 /CNW/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC), a developer of foreign antibodies that activate the immune system to treat cancer, announced its financial results for the fourth quarter and year ended December 31, 2001. All dollars reported are Canadian.

The Company recorded a net loss of $10.1 million, or $0.31 per share, for the three months ended December 31, 2001 compared to a net loss of $5.4 million, or $0.29 per share, for the same period in 2000. For the year ended December 31, 2001, the Company recorded a net loss of $33.8 million, or $1.21 per share, compared to a net loss of $17.7 million, or $1.08 per share, for the same period in 2000. The increased net loss in both periods is due primarily to the increased spending in manufacturing and clinical development for the Company's lead product, OvaRex(R) MAb (oregovomab) for ovarian cancer.

At December 31, 2001, the Company's cash, cash equivalents and short-term investments totaled $9.1 million as compared to $13.3 million at December 31, 2000. The Company is currently pursuing corporate alliances and financing options required to continue to fund its operations and, in particular, to fund the necessary manufacturing and clinical development to support a anticipated filing for regulatory approval of OvaRex(R) MAb with the U.S. Food and Drug Administration (FDA).

"The recently announced results from our 345-patient phase IIb trial demonstrated statistically significant OvaRex(R) efficacy in a well-defined patient population, along with safety and quality of life. We believe these lead study results, together with results from supportive OvaRex(R) clinical studies, will provide a basis for applying for regulatory approval of OvaRex(R) under Fast Track and accelerated approval provisions of the FDA," commented Richard E. Bagley, President and CEO of AltaRex. "On that basis, we intend to continue our development program and believe we will raise the capital necessary to do so."

More about AltaRex research and development, clinical trials, news and events can be found on the Company website www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain corporate alliances and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all,
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the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

                  Financial Tables To Follow

         Condensed Consolidated Statement of Operations
         (In Canadian dollars, Unaudited)

                                       Three months ended                      Year ended
                                   Dec. 31,          Dec. 31,          Dec. 31,          Dec. 31,
                                     2001              2000              2001              2000
         Revenues                $     69,737      $     81,807      $    523,095      $    389,826

         Expenses
         Research &
           development              8,361,566         3,586,631        26,919,785        12,022,218
         General &
           administration           1,803,827         1,895,316         7,405,677         6,091,686
                                   10,165,393         5,481,947        34,325,462        18,113,904
         Net loss for
           the period            $(10,095,656)     $ (5,400,140)     $(33,802,367)     $(17,724,078)

         Net loss per
           common share          $      (0.31)     $      (0.29)     $      (1.21)     $      (1.08)

         Weighted average
           number of common
           shares outstanding      32,473,156        18,854,087        27,962,625        16,433,031



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            Condensed Consolidated Balance Sheet
            (In Canadian dollars, Unaudited)

                                                       As of,           As of
                                                       Dec.31         Dec. 31,
                                                        2001            2000
            ASSETS
              Cash and cash equivalents              $ 8,211,313     $ 9,665,187
              Short-term investments                     856,051       3,591,323
              Other current assets                       853,152         429,704
              Capital assets, net                        634,870         490,115
              Other assets                               235,671         578,227
            Total assets                             $10,791,057     $14,754,556

            LIABILITIES AND SHAREHOLDERS' EQUITY
            Current liabilities                      $ 7,383,751     $ 3,793,766
            Total shareholder's equity                 3,407,306      10,960,790
            Total liabilities and
             shareholders' equity                    $10,791,057     $14,754,556

For further information

     Peter Gonze, Operations/Investor Relations, +1-781-672-0138 ext. 1503, pgonze@altarex.com or Sondra Henrichon, Investor Relations, +1-781-672-0138 ext. 1510, shenrichon@altarex.com, both of AltaRex Corp.